                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For March 29, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]           Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                     Yes [ ]                 No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the appointment of Wayne Beach to the Board of Directors as non-executive Chairman of the Company, subject to TSX Venture Exchange approval.

Mr. Beach is a co-founder and partner in Beach, Hepburn LLP, a Toronto-based law firm specializing in securities law for the mining and energy sectors. He has extensive experience in corporate finance, mergers and acquisitions as a current and former director of several publicly listed mining companies. He was also involved at an early stage in the success of FNX Mining Company Inc.,
SouthernEra Resources Limited, Pangea Goldfields Inc., North Atlantic Resources
Ltd. and Fronteer Development Group Inc., Northwestern's partner on its Canadian properties.

"We are fortunate that Mr. Beach has joined our Company's board," said Kabir
Ahmed, President and CEO of Northwestern. "In this role, Mr. Beach will bring to
Northwestern's board his considerable experience gained in the mining sector over the past 20 years."

"I am excited by the opportunity to contribute to Northwestern as its non-executive Chairman," said Mr. Beach. "I look forward to supporting the company and management as we advance on the exploration of our current iron-oxide copper-gold and uranium prospects in Canada as well as our gold-silver project in Mexico, and evaluate potential acquisitions."

Mr. Beach is a graduate of Queen's University School of Law and the University
of New Brunswick. Prior to co-founding Beach, Hepburn in 1985, Mr. Beach was a professor of law at the University of Western Ontario School of Law, teaching taxation law."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Northwestern Mineral Ventures Inc.

                                             By: /s/ Kabir Ahmed
                                                 -------------------------------
                                                 Kabir Ahmed
                                                 President

Date: March 29, 2005